UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July 2023

Commission File Number 001-35948

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Kamada Ltd.
(Translation of registrant’s name into English)

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2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

Other Information

Kamada Ltd. (the “Company”) announces that it will hold an Extraordinary General Meeting of Shareholders on Tuesday, August 29, 2023 at 4:00 p.m. (Israel time), at the offices of the Company at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel. A copy of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and the proxy card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Exhibit

Exhibit No.	Description
99.1	Notice and Proxy Statement for Extraordinary General Meeting of Shareholders to be held on August 29, 2023
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.
Date: July 13, 2023	By:	/s/ Nir Livneh
Nir Livneh Vice President General Counsel and Corporate Secretary